

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April20, 2012

Christopher A. Madden
Vice President and Secretary
Forum ETF Trust
Three Canal Plaza, Suite 600
Portland, Maine 04101

Re: Forum ETF Trust ("Trust")
File Nos. 333-180250 and 811-22679

Dear Mr. Madden:

The staff has reviewed the Trust's registration statement filed on Form N-1A under the Securities Act of the 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Trust currently consists of one series, the Merk Hard Currency ETF (the "Fund"). When a comment refers to investing in a currency, if appropriate in the context when given, the comment also applies to investing in debt securities denominated in the currency as well as through currency future contracts. We have the following comments.

General

1. In your response letter, please acknowledge that the staff will not accelerate the registration statement until the Trust receives the exemptive relief it requested in its application filed with the Commission (812-13915-01). Please confirm that the disclosure in the registration statement will be consistent with the terms of the application and order of exemption.

Prospectus

General

2. Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. *See* Item 4 of Form N-1A. In this regard, please specifically advise the staff whether leverage is a principal strategy. The disclosure in the Statement of Additional Information ("SAl"), as well as the fundamental policies of the Fund, permits it to leverage to the fullest extent permitted under the 1940 Act.

Front Cover Page

3.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund will or is circulating the preliminary prospectus to potential investors or others prior to filing a pre-effective amendment in response to staff comments.

4.   At an appropriate location in the prospectus, please add text stating that the Fund is the Trust's only current series.

Investment Objective

5.   The Fund seeks to "profit" from the loss of value of the U.S. dollar vis-a-vis hard currencies. Please specify in the objective, or elsewhere in the prospectus, whether the profit objective consists of current income, gains, or both.

Fees and Expenses

6.   The fee table indicates, by the term "None," that the Fund has no Distribution or Service Fee under rule 12b-1. The SAl, however, discloses the Fund has adopted a plan under rule 12b-l authorizing the payment up to .25% of net assets. lfthe Board of Trustees ("Board") has adopted a resolution not to make any payments under the plan in the upcoming year, please change the "none" to a zero, and include in footnote 2 a statement summarizing the Board's decision not to charge a 12b-1 fee in the upcoming year.

7.   Please file the Expense Cap agreement as an exhibit to the registration statement. Footnote 2 to the fee table does not disclose that the adviser may be reimbursed for amounts waived under the "Expense Cap." Please confirm in your response letter that the adviser cannot recoup any amounts waived or reimbursed to the Fund or revise the disclosure accordingly.

8.   Please confirm to the staff that a separate Acquired Fund Fees and Expenses sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount will be included in "other" expenses, or revise the table accordingly. *See* Instruction 3(f)(i) to Item 3 of Form N-lA.

Principal Investment Strategies

9.   The prospectus discloses that the Fund will invest in debt securities denominated in "hard currencies," defined as currencies of countries pursuing what the adviser (Merk) "believes to be 'sound' monetary policy and gold." Sound monetary policy, in turn, is defined by Merk as "providing an environment fostering long-term price stability." Please disclose the specific hard currencies in which the Fund will invest, or which currently meet the criteria established by Merk. How many currencies qualify? Will the Fund sell securities of countries that no longer meet Merk's definition of a hard currency? How long must a currency meet the definition, or fall out of the definition, before the Fund may invest, or will sell, respectively, securities denominated in the currency?

10.   In this section ofthe prospectus, please describe in greater detail and in plain English how the adviser determines which "hard currency denominated investments" to select for the Fund. In particular, explain the adviser's "analysis of monetary policies pursued by central banks and economic environments" when it determines that a country has "sound monetary policies."

11.   May the Fund invest in a currency that meets the definition of a hard currency even though the government's policy is to constrain the appreciation of value? If so, explain how that is consistent with the Fund's objective.

12.   The prospectus discloses that the Fund may focus its investments in a few currencies. How much may the Fund invest in any one currency? The prospectus also refers to investing or holding devalued currencies. Will the Fund invest in currencies that have recently been devalued? If so, disclose how this is consistent with the analysis used to determine what constitutes a hard currency and a country that has sound monetary and fiscal

13.   The Fund invests in debt securities denominated in foreign currencies. Please disclose what types of entities will issue the debt securities. May the debt include asset-backed or mortgage-backed securities? The SAl refers to convertible securities. Does the Fund consider securities convertible into debt to constitute debt? May the Fund invest in securities convertible into common and, if so, will it continue to hold common shares?

14.   Please summarize each type of exchange traded product ("ETP") in which the Fund will invest along with all principal risks. For example, will the Fund invest in unsecured exchange traded notes that track the price of gold or hard currencies? Please disclose that only ETFs are regulated under the 1940 Act, and that other ETPs are not subject to the investor protection provisions under the 1940 Act. The disclosure in the prospectus and SAl further state that the Fund may invest in ETPs sponsored by Merk or its affiliates and "may" waive certain fees and expenses. Please clarify the disclosures. When will Merk waive fees and expenses and specify the extent to which there may be duplication of fees and expenses. Also, disclose any conflicts of interest involved.

15.   The Fund invests in securities issued by "entities with an outstanding unsecured debt issue rated in the top three ratings" by a nationally recognized statistical ratings organization. The disclosure could be construed to permit the Fund to invest in other securities issued by such an entity that may not be in the top three ratings. Please clarify the disclosure to state that the Fund's investments will be in the three top ratings, or determined to be of comparable quality if unrated. Will the Fund invest in unsecured debt? In addition, please disclose the Fund's policy with respect to its securities holdings when they are downgraded. Will the Fund sell such securities? Also, the language of the prospectus suggests that the Fund will only invest in debt securities rated in the top three categories, yet the SAl discloses the Fund may invest in junk bonds. Please revise the disclosure to clarify the Fund's strategies.

16.   The prospectus discloses that, in order to gain exposure to foreign hard currencies, the Fund may invest "in a combination of U.S. dollar denominated securities and forward currency contracts." Please confirm that forward currency contracts are the only investment in derivatives that constitutes a principal strategy. Please clarify that the Fund will purchase and sell forwards, why it will do so, and under what circumstance. In this regard, we refer you to the staffs letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010).

17.   Please disclose the maximum amount of assets that may be invested in derivative contracts. For purposes of meeting the policy to invest 80 percent of Fund assets in hard currencies, how will the forward contracts be valued? Will the Fund use the notional value or the value of the contracts as reflected on its financial statements? Please include your analysis of this issue in your response letter.

18.   The Fund invests in a combination ofU.S. dollar denominated securities and forwards. Will the U.S. dollar denominated securities be used to collateralize the forward contracts? In what U.S. dollar denominated securities will the Fund invest? Debt or equity? If debt, of what credit quality? What entities issue the securities? Does the necessity to collateralize the forwards with U.S. dollar denominated securities affect or limit the ability of the Fund to achieve its investment objectives?

19.   Please disclose the Fund's policy with respect to the creditworthiness of counterparties. How much may the Fund invest with any one counterparty? Will the forward contracts be standardized or custom trades? In this regard, advise the staff whether Authorized Participants will be able to arbitrage and purchase the forward contracts held by the Fund, as well as the other assets. In this regard, the prospectus discloses the "Off Shore" risk and the difficulty of investing in the securities of certain countries. Please disclose the countries that impose such restraints and which qualify as having a hard currency. Will it be possible for Authorized Participants to purchase the foreign debt securities held by the Fund?

20.   The prospectus states that the Fund "typically" maintains a weighted average portfolio maturity of less than eighteen months. Is that a policy for ordinary market conditions from which the Fund will deviate only for temporary defensive purposes? Please disclose the Fund's duration under ordinary market conditions. Please disclose in the SAl how the Fund will calculate the maturity or duration of the portfolio that includes common stock.

21.   The prospectus states that the Fund may assume a temporary defensive position. What circumstances or market conditions would cause the Fund to assume a defensive position? What securities or assets would the Fund acquire under a defensive policy? Would the assets and securities be denominated in a hard currency or the U.S. dollar?

Principal Investment Risks: Currency Exchange Rate Risk

22.   Please expand the summary of the risks of currency exchange.

Other Exchange-Traded Products Risks

23.   The prospectus discloses that the risks of investing in other ETPs "typically reflect the risks of the types of instruments in which such ETPs invest." Please summarize the risks of investing in ETPs. For example, exchange traded notes ("E1Ns") are unsecured notes and trade at a market price, and that the price of an E1N may trade at a premium or discount relative to the indicated value. Also disclose any duplicative costs that shareholders will indirectly bear when the Fund invests in other ETPs.

Sovereign Debt Risk

24.   Please disclose whether the Fund may invest in, or continue to hold, securities which are in default. Will the Fund invest in restructurings of defaulted securities, such as Brady Bonds?

Principal Investment Strategies and Risks

25.   Please disclose that the shares of the Fund, as well as the shares of the ETFs in which the Fund invests, may trade at a discount to NAV.

26.   The prospectus discloses that "Merk may sacrifice yield in currencies in return for high credit quality of debt securities." Please explain this strategy and how it is consistent with the Fund's investment objective. Does this mean that the Fund may invest in debt securities not denominated in a hard currency? Does this refer to investing in U.S. dollar denominated securities? Also, the prospectus discloses that "Merk may limit or exclude currencies if, in Merk's opinion, the potential for appreciation is not backed by sound monetary policy." Does this refer to the exclusion of a currency that has already been deemed to qualify as a hard currency, or does it refer to Merk's analysis in determining what constitutes a hard currency? Please clarify the disclosure accordingly.

27.   Please discuss further how the duration of the Fund's portfolio is measured, and the relationship between duration and interest rates. Also include how these changes affect portfolio value.

Additional Information Regarding Principal Investment Risks: Forward Currency Contract Risk

28.   This section of the prospectus may be interpreted by an investor to say that the Fund only invests in forward currency contracts for hedging purposes. Please clarify this section accordingly.

Disclosure of Portfolio Holdings

29.   Please briefly summarize the portfolio holding disclosure policy of the Fund.

Shareholder Information: Buying and Selling Shares

30.   The last paragraph of this section discusses the limitations of section 12(d)(1) of the 1940 Act. Please relocate this disclosure to a more appropriate section of the prospectus.

How Net Asset Value is Determined

31.   Please specify that the "certain" short-term securities which are valued at amortized cost are those with a maturity of sixty days or less. Please advise the staff whether the Board has determined that amortized cost for those securities is fair value. Also disclose that the ETFs in which the Fund invests will be valued using market price.

SAl

32.   With respect to SAl sections that discuss the Fund's strategies and risks, please confirm to the staff that within those sections, principal investment strategies and risks are distinguished from non-principal strategies and risks or revise the disclosure accordingly *(e.g.,* insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are disclosed in the SAl in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAl, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus. For example, if the Fund will engage in derivatives as a principal investment strategy, revise the Item 4 disclosure accordingly.

Investment Policies and Risks: C. Fixed-Income Securities- U.S. and Foreign Government Securities

33.   The SAl discloses that, for purposes of the Fund's concentration policy, the securities of a foreign government are not considered to be part of any industry. The staff has taken the position that each foreign government constitutes an industry. Please revise the disclosure and, if appropriate, the Fund's concentration policy.

34.   Please clarify the disclosure concerning "separated" or "divided" U.S. Government Securities. For example, will the Fund invest in stripped securities, lOs and POs?

35.   The SAl discloses that the Fund may invest in lower rated debt securities. Please disclose the maximum percentage of Fund assets that may be invested in junk bonds.

E. Foreign Currencies Transactions

36.   The SAl refers to conducting foreign currency exchange transaction either on a spot (cash) basis. Please confirm that this is not a principal strategy. Please expand the disclosure about effecting foreign currency transactions on a spot or cash basis.

F. Leverage Transactions: Securities Lending and Repurchase Agreements.

37.   Please disclose what happens when dividends are declared on securities subject to a lending arrangement. Also disclose the duty of the Fund to recall a loaned security for a material issue referred to shareholders for a vote.

H.   Other Investment Company Securities and Exchange Traded Products

38.   The SAl discloses that ETNs have expenses not incurred with investing in the underlying securities directly. Please specify the expenses to which reference is made and clarify that ETNs are unsecured promissory notes.

Investment Limitations

39.   Several fundamental policies make reference to "applicable law." Please explain after the enumerated policies what is permitted by applicable law and the Fund's polices with respect to each. For example, the first limitation provides that the Fund may not borrow if its outstanding borrowings exceed the amount permitted by applicable law. How much may the Fund borrow using reverse repurchase agreements? Is that amount included in addition to the amount the Fund may borrow from a bank? Further examples would include the lending and commodity polices. How much may the Fund lend, and to whom? May the Fund invest in commodities, and if so, how and how much? The explanatory disclosure should also reference how the Internal Revenue Code may affect the policies and operations of the Fund.

40.   Please disclose how the Fund classifies industries for purposes of concentration.

Board of Trustees, Management and Service Providers: Board of Trustees

41.   If the Fund proposes to disclose the directorships held by each Trustee during the past five years in the table required by item 17(a)(l), please revise the heading for column (6) to the table accordingly.

F. Investment Advisory Services:

42.   The disclosure states that "Merk and the Fund have adopted certain compliance procedures, which are designed to address ... [the] types of conflicts" described in this section. Please clarify these procedures accordingly.

Settlement of Foreign Securities and Regular Foreign Holidays

43.   The SAl discloses that, because the Fund will hold foreign securities, Authorized Participants may not be able to redeem (or purchase) shares on days when the NAV ofthe Fund could fluctuate significantly. Is this a principal risk of investing in the Fund? If so, please revise the prospectus accordingly.

Part C

44.   Please file the Authorized Participation Agreement as an exhibit to the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration ofthe effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review